Exhibit 99.1

Jackson Investment Group, LLC

The business address of the following officers of Jackson Investment Group, LLC, is c/o Jackson Investment Group, LLC, 2655 Northwinds Parkway, Alpharetta, GA 30009.

Name of Officer	Principal Occupation

R. Shane Jackson	Vice President of Jackson Investment Group, LLC; President of its subsidiary, Jackson Healthcare, LLC, a holding company of health care staffing businesses; and President of its subsidiary, LocumTenens.com, LLC, a health care staffing business

Douglas B. Kline	Chief Financial Officer of Jackson Investment Group, LLC, and its subsidiaries

Dennis J. Stockwell	Secretary and General Counsel of Jackson Investment Group, LLC, and its subsidiaries